Exhibit 99.1
Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
  SIMS METAL MANAGEMENT LIMITED

ABN
  69 114 838 630

We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issue	(1) Performance rights [SGMAI] (2) Options exp 23/11/2016 [SGMAK] (3) Restricted stock units [SGMAI]

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(1) (641) performance rights (2) (607) options (3) 15,782 restricted stock units

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B Page 1

Appendix 3B
New issue announcement

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
(1) Under the Sims Metal Management Long Term Incentive Plan (“SimsMM Plan”), participants may be granted performance rights, which are the right to receive an ordinary share or American Depositary Share (“ADS”) in the entity upon satisfaction of vesting conditions for a nil issue price. For performance rights to vest, the entity needs to meet or exceed a performance hurdle based on the Total Shareholder Return of the entity assessed against a peer group of companies over the specified performance period. If this performance hurdle is met, and the participant remains in the employ of the entity or a related party, or has ceased to be an employee as a result of a ‘qualifying cessation’, then ordinary shares or ADSs (as the case may be) will be issued at the end of the performance period (being the 3 year period commencing 1 July 2009 and ending 30 June 2012). If the minimum performance hurdle is not met then, subject to re-testing at the end of the 4 year period commencing 1 July 2009 and ending 30 June 2013 and again at the end of the 5 year period commencing 1 July 2009 and ending 30 June 2014, no ordinary shares or ADSs (as the case may be) will be issued in respect of the performance rights, and the performance rights will lapse with effect as at 30 June 2014.

(2) Under the SimsMM Plan, participants are granted options, which are the right to receive an ordinary share or ADS (as the case may be) in the entity upon satisfaction of a continued employment vesting condition and payment of the exercise price. For options to vest, the participant must remain in the employ of the entity or a related party, or have ceased to be an employee as a result of a ‘qualifying cessation’, on the option vesting dates, which are the dates the entity announces its full year results to ASX for the 2010, 2011 and 2012 fiscal years. The options expire 7 years after the date of grant (ie 23 November 2015). The option exercise price is US$20.57 in respect of the options that are exercisable into ADSs and A$21.95 in respect of the options that are exercisable into ordinary shares.

(3) Under the SimsMM Plan, participants may be granted restricted stock units, which are the right to receive an ADS in the entity upon satisfaction of vesting conditions for a nil issue price. In respect of this particular grant, for the restricted stock units to vest, and ADSs be issued, which they may do in equal instalments annually on 15 March 2011, 2012 and 2013 respectively (“Vesting Dates”) the participant must remain in the employ of the entity or a related party, or have ceased to be an employee as a result of a ‘qualifying cessation’, on the Vesting Dates.

+ See chapter 19 for defined terms.

Appendix 3B Page 2	24/10/2005

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

(1) A performance right or restricted stock unit to an ordinary share or ADS, as the case may be, does not entitle a participant under the SimsMM Plan to participate in new issues of securities or to receive dividends. In the event that ordinary shares or ADSs, as the case may be, are issued under the SimsMM Plan at the end of the performance period pursuant to the vesting of performance rights, those ordinary shares or ADSs, as the case may be, will rank equally with existing ordinary shares and ADSs.

(2) An option does not entitle a participant under the SimsMM Plan to participate in new issues of securities or to receive dividends. In the event that ordinary shares or ADSs, as the case may be, are issued under the SimsMM Plan pursuant to the exercise of options, those ordinary shares or ADSs, as the case may be, will rank equally with existing ordinary shares and ADSs.

(3) See par (1) above

5	Issue price or consideration	Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)
(1) – (2) The issue of performance rights and options is to reflect the actual amount issued under the SimsMM Plan on 23 November 2009 (an additional 2,353 performance rights and 2,339 options in total) and to take account of the forfeiture and cancellation arising from the cessation of employment of a participant (1,675 performance rights, 1,319 restricted stock units and 2,946 options).

(3) Issue of restricted stock units under the SimsMM Plan.

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B Page 3

Appendix 3B
New issue announcement

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(1) – (2) 23 November 2009 – 12 February 2010 (3) 18 February 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	203,496,058	Fully paid ordinary shares

+ See chapter 19 for defined terms.

Appendix 3B Page 4	1/1/2003

Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	1,486,088	performance rights and restricted stock units [SGMAI]
(this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the performance rights and restricted stock units assuming that the performance hurdles are met under the SimsMM Plan or the former Sims Metal Management Long Term Incentive Plan or individual contracts.

9,157	restricted stock units [SGMAM]
(issued to certain executives under the former Sims Metal Management Long Term Incentive Plan and individual contracts- this is the maximum number of ordinary shares which may be issued pursuant to the restricted stock units assuming that (where applicable) all the performance hurdles are met and service pre-requisites are satisfied.

706,000	options [SGMAK]
(issued to certain executives that were formerly executives of Metal Management Inc (“MMI”) under the former MMI 2002 Incentive Plan and that are outstanding under the Sims Metal Management Limited Transition Incentive Stock Plan — this is the maximum number of ordinary shares which may be issued pursuant to the exercise of options.

317,089	options exp 24/11/ 2015 [SGMAK]
(issued to executive directors pursuant to the SimsMM Plan — this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

381,392	options exp 2/04/2016 [SGMAK]
(issued to certain executives pursuant to the SimsMM Plan — this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

959,259	options exp 17/06/2016 [SGMAK]
(issued to certain executives pursuant to the SimsMM Plan — this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

7,121	options exp 22/10/2016 [SGMAK]
(issued to executive pursuant to the SimsMM Plan — this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

982,000	options exp 23/11/ 2016 [SGMAK]
(issued to certain executives, including the executive director, pursuant to the SimsMM Plan — this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B Page 5

Appendix 3B
New issue announcement

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

	Cross reference: rule 7.7.	N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

+ See chapter 19 for defined terms.

Appendix 3B Page 6	1/1/2003

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B Page 7

Appendix 3B
New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☐	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Appendix 3B Page 8	1/1/2003

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

39	Class of +securities for which quotation is sought	N/A

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B Page 9

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	03/3/2010

(Company secretary)

Print name:	Frank Moratti

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B Page 10	1/1/2003